Filed by Supervalu, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company: Supervalu Inc., File # 1-5418
                                                     Registration No. 333-132397



                                                              Date: May 30, 2006

FOR IMMEDIATE RELEASE


       SUPERVALU SHAREHOLDERS APPROVE ACQUISITION OF ALBERTSONS PROPERTIES


MINNEAPOLIS - MAY 30, 2006 - In a special meeting today, the shareholders of SUPERVALU INC. (NYSE: SVU) approved a merger in which SUPERVALU would acquire the premier retail properties of Albertson's, Inc. Based on preliminary results, with 80.7 percent of the outstanding shares having been voted, 92.6 percent of the total shares voting have voted in favor of the transaction. The vote removes another condition to the closing of the transaction. As previously announced by Albertson's, Inc., Albertsons shareholders voted to approve the transaction at a special shareholder meeting held on May 30, 2006. The parties shall now proceed to close the transaction.

When the transaction is closed, SUPERVALU will acquire the operations of Acme Markets, Bristol Farms, Jewel, Shaw's Supermarkets, Star Markets, and Albertsons banner stores in the Intermountain West, Northwest and Southern California regions. SUPERVALU will also acquire the related in-store pharmacies under the Osco Drug and Sav-on banners. As a result of the acquisition, which totals more than 1,100 stores, the new SUPERVALU will become the nation's third-largest supermarket chain by revenues.

"Among the highlights of this transformational acquisition is the opportunity to bring a collection of the nation's most prestigious supermarket banners into the SUPERVALU family, creating a network of approximately 2,500 grocery stores and nearly 900 in-store pharmacies," said Jeff Noddle, SUPERVALU chairman and chief executive officer. "We believe that fiscal 2007 is a year in which we will begin to see strength in the New SUPERVALU as our model reflects the power of our new retail organization and the benefit of a more profitable retail business mix. I am excited that the SUPERVALU shareholders share my enthusiasm for the value of this combination."

ABOUT SUPERVALU INC.
Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,381 retail grocery locations, including licensed Save-A-Lot locations. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU's third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers.



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SUPERVALU  currently has approximately  50,000  employees.  For more information about SUPERVALU visit http://www.supervalu.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
SUPERVALU and Albertson's have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC).
INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You can obtain the definitive joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson's, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that have been incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson's, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940,
Attention: Corporate Secretary.


For more information about SUPERVALU visit http://www.supervalu.com.